Exhibit 99.8

VOTING RESULTS REPORT

Pursuant to Section 11.3 of National Instrument 51-102

OF

ANOORAQ RESOURCES CORPORATION

(the “Company”)

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual and extraordinary general meeting of the Company held on June 24, 2010:

1.	The following directors were elected:

Fikile de Buck

Anu Dhir

Wayne Kirk

Philip Kotze

Harold Motaung

Tumelo Motsisi

Sipho Nkosi

Rizelle Sampson

Ronald W. Thiessen

2.	KPMG INC., Chartered Accountants, was re-appointed as auditor of the Company.

3.	The change of the name of the Company from “Anooraq Resources Corporation” to “Atlatsa Resources Corporation” as of an effective date to be determined by the directors of the Company was approved by special resolution.

DATED THE 9th day of July, 2010.